Exhibit 99.1

YY Announces Strategic Investment in Bigo Inc.

GUANGZHOU, China, June 5, 2018 -- YY Inc. (NASDAQ: YY) (“YY” or the “Company”), a leading live streaming social media platform in China, today announced that it has further invested US$272 million in the series D preferred shares of Bigo Inc. (“Bigo”) as the lead investor. YY is an existing shareholder of Bigo and has become its largest shareholder after the series D financing. In addition, YY has obtained a right, exercisable after the first anniversary of the closing date, to purchase additional Bigo shares at the then fair market price to exceed 50.1% of the voting power in Bigo. Together with YY, other investors also participated in the series D financing, including Mr. David Xueling Li, Chairman and acting CEO of YY, who invested in Bigo using his personal funds.

Bigo is a fast-growing global video-based social media platform. Headquartered in Singapore, Bigo owns Bigo Live, a leading global live streaming platform excluding China, and Like, a short form video editing and sharing platform. Bigo has created a video-based online community for global young generation users. It has established footprints with a strong presence in emerging markets such as South-Eastern Asia, Southern Asia and the Middle East, paving the way for further global expansion.

About YY Inc.

YY Inc. (“YY” or the “Company”) is a leading live streaming social media platform in China. The Company’s highly engaged users contribute to a vibrant social community by creating, sharing and enjoying a vast range of entertainment content and activities. YY enables users to interact with each other in real-time through online live media and offers users a uniquely engaging and immersive entertainment experience. YY Inc. was listed on the NASDAQ in November 2012.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. YY may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about YY’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: YY’s goals and strategies; YY’s future business development, results of operations and financial condition; the expected growth of the live streaming social media market in China; the expectation regarding the rate at which to gain active users, especially paying users; YY’s ability to monetize the user base; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in YY’s filings with the SEC. All information provided in this press release is as of the date of this press release, and YY does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact:

YY Inc. Matthew Zhao Tel: +86 (20) 8212-0000 Email: IR@YY.com	ICR, Inc. Jack Wang Tel: (+1) 646 915-1611 Email: IR@YY.com